Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com
September 20, 2007
VIA OVERNIGHT DELIVERY
Ms. Elaine Wolff, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549

Re:	REITPlus, Inc.
Amendment No. 2 to Form S-11
File No. 333-143415
Dear Ms. Wolff:
     This letter sets forth the responses of our client, REITPlus, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in your letter dated August 1, 2007. The Issuer has today filed an amended registration statement (“Amendment No. 2”) via EDGAR. For your convenience, we have set forth each of the Staff’s comments followed by the Issuer’s relevant response. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 2 and that we will refer to the prospectus contained in Amendment No. 2 as the “amended prospectus.”
Summary Risk Factors, page 2
1.     COMMENT:  We note your response to comment 6. However, we reissue the comment in part. Please include a summary risk factor that addresses the fact that you will only acquire properties that the sponsor has passed on and has not decided to allocate to competing programs.

Bank of America Plaza 101 South Tryon Street, Suite 4000 Charlotte, NC 28280-4000 704-444-1000 Fax: 704-444-1111	90 Park Avenue New York, NY 10016 212-210-9400 Fax: 212-210-9444	3201 Beechleaf Court, Suite 600 Raleigh, NC 27604-1062 919-862-2200 Fax: 919-862-2260	The Atlantic Building 950 F Street, NW Washington, DC 20004-1404 202-756-3300 Fax: 202-756-3333

Ms. Elaine Wolff, Branch Chief
September 20, 2007

     RESPONSE:  The Issuer has revised the disclosure in the amended prospectus relating to the allocation of investment opportunities between the Issuer and other AmREIT sponsored programs. The Issuer will now receive the first opportunity to invest in properties that the advisor identifies as Tomorrow’s Irreplaceable Corner investments, as described in the Investment section of the amended prospectus. In response to the Staff’s comment, a summary risk factor relating to the allocation of investment opportunities has been added to page 2 of the amended prospectus and a description of the allocation process is further described on page 4 of the amended prospectus.
Our Structure, page 4
2.     COMMENT:  Please revise the structure chart to disclose ownership percentages.
     RESPONSE:  The structure chart on page 4 of the amended prospectus has been revised in response to the Staff’s comment. The Issuer has not inserted ownership percentages with respect to every entity on the structure chart because describing certain percentages may mislead investors. By way of example, prior to sales of the Issuer’s shares to the general public, AmREIT will own 100% of the Issuer’s shares. As shares are sold pursuant to the offering, the percentage of the Issuer owned by AmREIT will decrease and the general public’s ownership will increase. Therefore, the Issuer believes that listing the ownership percentages for all of the entities may mislead investors and has limited the applicable disclosure.
Compensation to Our Advisor and its Affiliates, page 5
3.     COMMENT:  We note your response to comment 9. We do not agree that the amount of the acquisition cannot be estimated at this time. The maximum amount available for investment has already been estimated on page 33 and your target leverage ratio is disclosed on page 42. For purposes of estimating the fee you may assume a blend of acquisitions and developments that are consistent with your investment policies.
     RESPONSE:  The Issuer has not stated a target leverage ratio in the amended prospectus. The Issuer has revised the disclosure in the amended prospectus relating to the calculation of development fees, which was previously based on a formula and is now based on usual and customary fees for comparable services rendered to similar projects in the geographic market of the project, as determined by the Issuer’s independent directors at the time of the development. The estimated amount of acquisition fees on pages 6 and 58 of the amended prospectus has been revised in response to the Staff’s comment.

Ms. Elaine Wolff, Branch Chief
September 20, 2007

Risk Factors, page 13
The current market to purchase real estate..., page 21
4.     COMMENT:  We note your response to comment 20; however we reissue the comment in part. Please expand your disclosure to explain the relationship of high acquisition prices, low capitalization rates and dividend yields.
     RESPONSE:  The risk factor on page 21 of the amended prospectus has been revised in response to the Staff’s comment.
Executive Compensation, page 47
5.     COMMENT:  We note your response to comment 23. Please revise the disclosure to address any reimbursement obligation for property management personnel where the advisor already receives property management fees. In addition, please provide us an analysis of the circumstances in which you expect that personnel costs will be reimbursed. Please explain how you will allocate the personnel costs of your officers between their other responsibilities to the advisor and their responsibilities that are already covered by advisor fees.
     RESPONSE:  The Issuer will not reimburse its advisor for costs related to its property management personnel where the advisor already receives property management fees. The disclosure on pages 50 and 55 of the amended prospectus has been revised in response to the Staff’s comment. The Issuer will only reimburse its advisor for administrative costs not covered by specific fees paid by the Issuer. The Issuer will allocate personnel costs of its officers between their various responsibilities to the advisor and other AmREIT sponsored programs generally based on the time spent by such officers in providing services to each program.
Table VI
6.     COMMENT:  We note your response to comment 37. However, Table VI continues to be included in the prospectus. Please remove this table from the prospectus.
     RESPONSE:  Table VI has been deleted from the amended prospectus and remains available on page II-5.

Ms. Elaine Wolff, Branch Chief
September 20, 2007

     Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.

Sincerely,
/s/ Rosemarie A. Thurston

Rosemarie A. Thurston Partner

RAT:lal
Enclosures

cc:	Mr. H. Kerr Taylor
Mr. Chad C. Braun